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                     June 28, 2021

       Robert Barlau
       Manager
       Gratus Capital Properties Fund III LLC
       5155 E. River Rd. Ste. 404
       Fridley, Minnesota 55421

                                                        Re: Gratus Capital
Properties Fund III LLC
                                                            Registration
Statement on Form 1-A
                                                            Filed June 16, 2021
                                                            File No. 024-11552

       Dear Mr. Barlau:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Hannah Menchel at 202-551-5702 or Pam Howell at 202-551-3357 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction